NATIONAL PRESTO INDUSTRIES, INC.

2002 ANNUAL REPORT



See cover story, page 2

NATIONAL PRESTO INDUSTRIES, INC.

TABLE OF CONTENTS

financial highlights

(In thousands except per share data)

YEARS ENDING DECEMBER 31,	2002	2001	2000
Net sales	$133,729	$119,078	$118,955
Net earnings	$ 8,690*	$ 6,286*	$ 15,158
Weighted average common and common equivalent shares outstanding	6,840	6,857	7,015
Net earnings per common share	$ 1.27*	$ .92*	$ 2.16
Dividends per common share	$ .92	$ 2.00	$ 2.10
Stockholders' equity per common share outstanding	$34.83	$34.47	$34.92

**2002 includes $2,843,000—$.42 per share versus 2001's $4,771,000—$.70 per share for after-tax expenses relating to plant closings. 2002 earnings also reflect a $1,040,000 or $.15 per share after-tax charge primarily related to the early retirement of long-term employees. The 2002 expenses were largely offset ($3,259,000 or $.48 per share after-tax) by the partial reversal of the LIFO reserve stemming from the shutdown of the domestic manufacturing plants.*

cover story

While in office, the Clinton administration enthusiastically endorsed a global marketing policy. The current Bush administration likewise endorses this policy. A global marketing policy can be simply defined as encouraging a given product's manufacture in the country which can do so most economically.

The cover of this Report stands as mute testimony to the growing dependence of U.S. markets upon Oriental sources, as a result of global marketing.

With domestic production no longer a viable choice, all significant manufacturing operations which produced Presto® appliances and pressure cookers were shifted during 2002, from U.S. based plants owned and operated by your Company, to independent Chinese contractors.

Only passage of time will determine the long-term prudence of the change.

letter to stockholders | NATIONAL PRESTO INDUSTRIES, INC.

In the history of any seasoned company, chapters of vigorous growth alternate with those characterized by relative quiescence. In some years, ostensibly backward steps become unavoidable. 2002 was such a year for National Presto Industries, Inc. (hereinafter sometimes NPK). Fortunately, the reversals suffered were not of a kind where the Company was hapless amidst conditions it could not control. Instead, most major problems were identified and solved. Expectancies resulting for 2003 and subsequent years are discussed in later portions of this letter.

While 2002 fiscal results are unlikely to be predictive of future years, they are summarized below, in keeping with normal Annual Report formats.

> Net consolidated sales increased from $119,078,000 in 2001 to $133,729,000. In substantial part, the increases reflect contributions from full year revenues at the Company's defense and absorbent products subsidiaries, both acquired in 2001. Net earnings and net earnings per share were $8,690,000 and $1.27, respectively, compared to their 2001 counterparts of $6,286,000 and $.92.
>
> Earnings were influenced on the favorable side by the reversal, in part, of the last-in, first-out (LIFO) reserve which was first adopted in 1974. Offsets to earnings included nonrecurring events such as charges needed to cover special compensation paid long-term employees whose employment was affected, as a concomitant of the production transfer, and required to maintain pension fund levels. Charges of the latter nature are common among major corporations, which are finding both present and future pension reserves inadequate, because the assumptions with respect to earning capabilities are no longer valid, in light of current and projected market conditions.

Careful planning for the year by the Company's executives could not foresee all the negative crosscurrents which ultimately dominated business conditions. Most economists had expected robust recovery from the 2001 recession to be evident by the second half of 2002, led by a resurgent manufacturing sector once again investing in productive facilities. Events confounded the economists. While consumers did not engage in a much-feared buyers' strike, major expenditures were nevertheless confined to housing and automobiles. U.S. gross domestic product is estimated to have grown by only a puny 2.4% in 2002 (with an increase of 1.4% in the fourth quarter), leaving the economy in a semirecessionary state.

Notable among 2002 achievements was the successful completion of production scheduled at all U.S. plants, coupled with transfer of future manufacturing obligations to the Orient. To accomplish this transition, it was necessary to (1) produce significant quantities of product prior to shut-down of the U.S. factories, so as to meet most requirements for the all important approaching gift-giving season; (2) maintain employee morale and hence quality standards, in the face of fully disclosed plans to terminate plant employment; (3) inasmuch as all new tools would be required for manufacturing purposes in China, redesign each product, to the extent practicable, so as to maximize cost reduction without sacrificing eye appeal; (4) indoctrinate a foreign staff with the manufacturing know-how accomplished over decades in production of Presto® cookers and appliances; (5) plan and implement earliest realistic production and shipping schedules from the Orient, to assure timely continuity of shipments to U.S. customers. Precise calibration of (1) and (5), above, was never regarded as likely. Responsiveness to customers' needs required that any error be towards inventory strength, as opposed to austerity. Compounded by the disappointing preholiday gift season, the company's resultant inventory overhang will cast a long shadow upon 2003 sales and earnings.

With much fanfare, and high market expectations, the Company introduced its Pizzazz® pizza oven in the year 2000. Bitter disappointment ensued, with sales results recorded substantially below budget. Subsequent market research pointed to a need for revised pricing and a simplified selling message, which recognized that the conventional oven, located in most household kitchens, represented the product's only competition. That message would promise a better-tasting pizza, produced in substantially less time, using the Pizzazz® rather than the oven. Test marketing was conducted in latter 2001, harnessing the knowledge gained from research. Because sales significantly exceeded expectations during 2001, a national campaign was again conducted in 2002. Cooperation was enjoyed with many major dealers, most of whom stocked the Pizzazz® oven. Perhaps because of the concern for business prospects in the 2002 fourth quarter, promotional and inventory support was in some cases tentative in nature. Nevertheless, the Pizzazz® enjoyed noteworthy acceptance. Advance planning contemplates a somewhat similar campaign in support of the pizza oven for pre-Christmas 2003.

Two matters discussed in prior Annual Reports remain open, despite efforts to conclude them during 2002.

Happily, only a limited amount of additional effort need be expended to complete the enterprise resource planning (ERP) project begun in latter 2000. When fully operational, ERP should justify its costs through superior internal efficiencies and responsiveness to customers' needs than was the case previously.

Candor dictates recognition that the second remaining item will not terminate as an ongoing project as quickly and easily as will the ERP task. Much valuable executive time and considerable legal fees have been expended during the last three years, attempting to put to rest an effort by the Securities and Exchange Commission (SEC) to compel modification of the Company's monetary practices. Adjusting these practices to suit the SEC would mean greater risk and lesser return for shareholders than those being enjoyed. At a closed door presentation during which Company witnesses and counsel were not permitted representation, the Commission decided on May 7, 2002, that NPK must register as an investment company.

The obligations attendant upon registration are many, and cannot be taken lightly. Four examples follow. Onerous reporting requirements would be imposed upon the Company, while none of its competitors would be so burdened. The Company could be regarded in the marketplace as a closed-end mutual fund, or its equivalent, and hence could consistently suffer a trading price sharply discounted from its net asset value. Because all earnings might have to be paid out each year, commercial businesses' growth could either be inhibited or terminated. Devotion of capital to commercial business growth could be similarly burdened.

Settlement conversations were held almost daily for 10 weeks. Regrettably, negotiation sessions often began with the government withdrawing one or more concessions at least provisionally granted earlier, allegedly because some unidentified higher authority in its vast bureaucracy had exercised veto power. On July 9, 2002, the government declared by way of an ultimatum that the Company and its major officers must offer for acceptance proposals (drafted by the government) containing terms which measurably exceeded those which it could win if it indeed prevailed in a lawsuit. Absent such an offer, the government threatened immediate filing of suit. Imbedded within the proposed offer was a government policy which required the Company to withdraw from the record any evidence it had submitted which contradicted the SEC's conclusions; accept as factual wildly inaccurate positions alleged by the SEC; state (contrary to fact) that the government had never leveled threats; and agree never to expose facts to the public, via the press or otherwise, representing the Company's analysis of the case. In preference to misrepresenting, as required by the policy, and endeavoring to live within the terms of totally unpalatable settlement agreements, with intense regret the Company invited the government to proceed with its suit. Litigation has begun. A Chicago federal court selected by the SEC to hear the matter has had pending before it since August 12, 2002, a Company motion to remove the case for trial to the federal district court in Wisconsin. In counsel's opinion, the government case is predicated upon tenuous to nonexistent grounds. Subject to the hazards which always accompany lawsuits, and with full recognition of the virtually inexhaustible resources available to the government, ultimate victory is predicted, but only after a prolonged and expensive ordeal.

Some pundits expected sharp declines in the marketing of NPK products at Wal-Mart and Target outlets during the review year. Happily, those expectations were not realized. Wal-Mart continued to feature items representing most of the important categories NPK produces. Target amplified its Presto® assortment for the 2002 holiday season by offering its customers not only the Pizzazz® pizza oven (never previously stocked), but likewise the Presto® SaladShooter® electric slicer/shredder, a product which it last carried in 1997.

Bitter experience has taught that corporate executives in the small appliance industry can never rest on their laurels, even after apparently resolving major problems. Certainly the accomplishments of 2002 are comforting, and should provide a perceptible "legs up" in future years. Over and above currently unforeseeable contingencies that may arise in 2003, measurable profitability in that year can be threatened by continuing recessionary influences in the economy, generally. Never relenting pressure for reduced appliance pricing from leading retailers can be expected. On an increasing scale, aggressive dealers are seeking and gaining lower prices through such new techniques as shoot-outs (where the last bidder with the lowest price survives as the sole source) and by reverse auctions, which gains the same conclusion with different tactics. Some dealers are experimenting with direct purchases of appliances, from the Orient, thereby effectively eliminating brand manufacturers, such as NPK, from their supply chain. Small appliance producers have historically been suicidal in their pricing strategies, leading to net losses for most of them in recent years. Profitability at NPK will be measured and be dependent somewhat upon those manufacturers finally modifying their business plans so as to seek bottom line rather than top line growth.

Management at NPK has never retreated from its oft expressed view that, as a general rule, sound acquisitions could only be made when investment guidelines (such as price-to-earnings) resumed historic ratios. Markets have marched in that direction since early 2000. Attempts at acquisitions, during the year, went unfulfilled, even though the offers appeared ample. Should market deterioration lie ahead, attractive acquisitions could, and in all likelihood will, be made. Certainly the patience exercised to date (and which will continue to be practiced) has avoided the balance sheet massacres suffered by many companies which recklessly overspent for acquisitions, worth, at best, only a small portion of their purchase prices. For more detailed remarks concerning acquisitions, please see the segment identified as National Holding Investment Company, at page 8.

Dividend action was discussed at length at the Board of Directors meeting of November 19, 2002. After reviewing alternatives, it was concluded that last year's payment of $ .92 per share should be repeated. Holding action of this kind seemed advisable in recognition of the number of nonrepetitive items which affected the 2002 year's earnings, combined with the murkiness of any 2003 forecast. By so doing, an additional year will be added to the Company's proud record reflecting 58 years of continuous dividend distribution. Dividend distribution will occur on March 12, 2003, to shareholders eligible as of February 25, 2003. In 1989, the Company adopted the practice of paying out its dividends in a lump sum (as it will again in March 2003), rather than quarterly. NPK is no longer alone. Leading companies, such as Disney and McDonalds, switched to this technique last year.

Undiluted effort by loyal employees, deferment of projects which could have been profitable but which would deflect focus from the tasks immediately at hand, accompanied by substantial investments in time and money, may have set the stage for potential restored corporate economic health. Realism requires forecasting restraint. Nevertheless, 2003 will hopefully be the first in a series of relatively rewarding periods, with each twelve months thereafter helping to build a stronger foundation for those that follow.

Maryjo Cohen
Chairperson of the Board and President

operations review | NATIONAL PRESTO INDUSTRIES, INC.

Revenue Sources

On an increasing scale in 2002, diversification efforts supplemented revenues derived from the Company's housewares and appliances core business.

Within the consolidated total, dollar sales from the Company's subsidiaries in 2002 totaled $17,697,000. By way of comparison, such sales were $7,814,000 in 2001.

New Products

Developmental and engineering staffs are constrained, sizewise, by the profitability of their employer's business. The small appliance industry is intensely competitive, and hence generates extremely narrow margins. With all products being retooled in the Orient, an opportunity arose to incorporate modifications which U.S. experience had taught should be made to maximize product quality and cost savings. Under these circumstances, trained people were not available in 2002 to work upon new products, since their time was dedicated to existing product redesign.

A



B



Two sources of amplified appliance revenue were nevertheless provided in 2002, as follows:

First, as shown at "A", is the new ProFry™ immersion element deep fryer, designed and produced for introduction prior to the Christmas season. Styled as a miniature unit of the kind seen at fast food operations, this new appliance operates in much the same fashion. Addition of this entry into its variety of deep fryers, which include the FryDaddy®, GranPappy®, DualDaddy™, and CoolDaddy® electric deep fryers (each of which boasts differing capacities or functional advantages) helps to sustain NPK's reputation as the industry's premiere deep fryer producer.

Secondly, and of potentially much greater significance, the Pizzazz® pizza oven, as pictured at "B," again entered national distribution, following its ill-fated debut in 2000 and its excellent test marketing reception in 2001. In essence, the remarkable difference in consumer acceptance is due to revised pricing, accompanied by TV ads emphasizing speed and enhanced taste and eye appeal, when the product is compared to its only real competition, conventional household ovens.

National Advertising

Programming for 2002 was divided into two segments.

One segment was traditional. For considerably longer than a decade, ads calculated to reach predetermined target audiences were beamed in support of the SaladShooter® electric slicer/shredder and NPK's family of deep fryers.

National TV advertising for the Presto® Pizzazz® pizza oven represented a dramatic change from the geographically limited testing conducted in 2001. Because of the success the 2001 tests enjoyed, extra care was taken to design a national program mimicking their program content, time slots, and audience demographic characteristics.

Statistics derived from independent reliable sources pertaining to total 2002 advertising are most impressive. 76.8% of all U.S. households were reached an estimated 14.5 times per household. Total impressions approximated 1,058,490,600.

Eau Claire Realty

New shareholders may find a background briefing on this subject helpful.

A 1993 budget-induced decision by the defense department eliminated from further bidding opportunities the Company's 520,000-square-foot plant, located on 325 acres in Eau Claire, Wisconsin, previously dedicated to artillery shell production. Disposition of the abandoned equipment was substantially completed in 1996.

Inasmuch as corporate headquarters are located in Eau Claire, approximately 100,000 square feet of the building are needed to house executive, administrative, and engineering personnel, as well as related functions. A variety of tenants (including NPK's subsidiary, Presto Absorbent Products, Inc.) occupied the bulk of the remaining footage, during 2002. A similar condition of relatively complete occupancy is projected for 2003.

Because NPK executives continue to believe that planned infrastructure changes in areas surrounding the plant will eventually make the property more valuable for disposition at a later date, no effort is currently being made to accomplish the sale of such properties, in whole or in part.

Finances and Share Acquisitions

Substantially all NPK Annual Reports published in the last decade have stated that assets then currently held in the form of short-term, low risk and yield instruments were so occupied, pending strategic investment for corporate growth and/or diversification.

Although not used for these purposes in 2002 in significant amounts, the Company's liquidity proved of immense benefit. Examples follow. Dividends could be paid and substantial taxes remitted in a period during which operating earnings were less than sanguine; unavoidable inventory duplication could be funded, without facing gimlet-eyed commercial bankers; expensive but fair severance arrangements for terminated employees could be disbursed; contributions could be made to the Company's pension plan, for reasons discussed more fully in the opening paragraph of this letter; and a new 55,000-square-foot factory could be erected in Janesville, Wisconsin, to accommodate expanded operations by AMTEC, the Company's defense subsidiary, free of encumbrances.

Modest repatriations of the Company's shares were made in the review year. Accumulated such purchases of treasury stock since 1999, total 541,900 shares. 520,900 additional shares may be purchased by management, pursuant to existing Board authority.

Financial conservatism prevailed during the year, much as it has historically. Data recited on the Balance Sheet, at page 18, demonstrates the accuracy of this statement. By way of quick summary, that financial display boasts $261,098,000 in current assets and $209,361,000 in working capital, with a ratio of current assets to current liabilities of 5.0 to 1.0.

subsidiaries | NATIONAL PRESTO INDUSTRIES, INC.

Beginning with this year's report, in the interest of conserving shareholders' reading time, remarks will be made only upon those subsidiaries where activity during the year justifies separate comment. Illustratively, the customary segment devoted to National Defense Corporation (NDC), Eau Claire, Wisconsin, will be omitted in this rendition. Separate space devoted to AMTEC, the Company's current defense industry participant, should suffice. Similar omissions will occur next year relating to NPK's hitherto core product producers, Presto Manufacturing and Presto Products Manufacturing Company. Transferred production to the Orient will make comments upon them superfluous, even though their corporate identities will remain.

Presto Manufacturing Company
Jackson, Mississippi

Presto Products Manufacturing Company
Alamogordo, New Mexico

Presto Manufacturing Company has been NPK's manufacturing source of cookers, canners, heaters and plastic products, parts and accessories since 1954. In similar fashion, Presto Products Manufacturing Company has fulfilled NPK's needs for cast products, such as skillets, deep fryers and griddles since 1972.

As planned, all production was completed at these plants by the end of 2002. Modification of the Jackson plant to adapt it for warehousing and shipping purposes should be completed during 2003, thereby providing a sorely needed supplement to the facilities serving the warehousing and shipping subsidiaries next discussed, below. A final decision on sale or other disposition of the Alamogordo facility will be made in 2003.

Jackson Sales and Storage Company
Jackson, Mississippi

Canton Sales & Storage Company
Canton, Mississippi

Logistic responsibilities are assumed by these companies, which include warehousing and physical delivery of appliances and cookers.

Both these companies boast free port status, and comparatively low cost ratings under shipper's tariff schedules for merchandise consigned to most markets.

Technological advances that improve operations for retailers further complicate distribution center tasks. JIT (just-in-time) delivery to retailers requires availability of additional storage space in a manufacturer's distribution center to house the goods which previously would have been shipped earlier. More frequent smaller shipments necessitate bigger staging areas to enable simultaneous multiple vehicle loading. Customer labeling requirements, from bar coding to placement of consumer prices on cartons, complicate the shipping process.

All foreseeable scenarios continue to point to the importance of these facilities. Responsibilities undertaken will be expanded with the shift of domestically produced products to offshore factories. Distance and time factors, which are unavoidable when goods are foreign sourced, necessitates retention of enlarged inventories. Exacerbated nettlesome logistics can be expected.

National Holding Investment Company
Wilmington, Delaware

Funds held by this subsidiary are almost exclusively invested in short-term vehicles, while awaiting dedication to expansion opportunities. Given a choice, investment yields would be eliminated, with the funds occupied more productively in sound acquisitions.

Acquisition activities in 2002 were relatively light. Six potential acquisitions were reviewed. Preliminary offers appeared justified in two. One merited undergoing the complete process, including due diligence. None reached fulfillment.

A philosophical observation seems noteworthy. Stock market deterioration of the kind suffered for the past three years is not a cause for celebration. It does, however, act as a barometer measuring the true worth of almost all kinds of businesses. Continued market retreat should lead to realistic appraisals and pricing by investment bankers, acting as intermediaries on behalf of companies offered for acquisition. Factors which may make 2003 a more fruitful time to close acquisitions include not only continued deterioration of equity market conditions but, perhaps more importantly, subject to untoward demands by the SEC litigation, executive time availability (now that most major problems, identified in the past several years, appear to be resolved).

Optimists might anticipate expending all funds held for acquisition early in 2003. Scenarios of that kind cannot materialize. Substantial blocks of time must be allotted for each phase of the process, including preliminary evaluation and bids, due diligence, negotiation of terms and drafting of instruments. Moreover, it is unlikely that the dimensions of any single transaction would prudently involve all of this company's treasury.

Restrained in this fashion, investments of the 2002 variety will undoubtedly continue throughout 2003. Average yields will be even less rewarding in 2003 than they were in the predecessor year. Interest income in 2002 reflected increments which were more generous than those currently available, since at the time of purchase interest rates were superior to those offered in the past year. By Federal Reserve Board mandate, investments in 2003 will probably earn the lowest yields recorded in the past forty years, even below core inflation. This prediction is based upon repeatedly stated Federal Reserve Board observations that while there are crosscurrents of inflation accompanying deflationary influences active in the economy, inflation is of less immediate concern.

AMTEC Corporation
Janesville, Wisconsin

This company, acquired in 2001, acts as NPK's representative in the defense industry.

Sales in 2002 were $9,290,000, compared to revenue in 2001 of $6,999,000. Earnings increased apace.

By third quarter of 2003, the company will begin to enjoy the efficiencies which accompany residency in a plant specifically designed to meet present and anticipated expansionary needs. Construction began in August, 2002, upon a new 55,000-square-foot building, at a cost of $2,106,000. The new plant will supplant two separate leased facilities which provided only a combined 40,500 square feet.

Presto Absorbent Products, Inc.
Eau Claire, Wisconsin

This company was acquired as the 2001 year ended (November 21, 2001). Present production and sales are principally limited to private label diapers. Space exists to extend capabilities to other consumables. Examples of other product categories which could be manufactured by this entity are briefs for incontinent adults and handy wipes.

While original projections at time of acquisition for equipment capabilities and material costs were satisfied, the performance of the company's major broker customer seriously lagged expectations. In 2003 the Company intends to pursue other selling channels, including its own sales division. Use of that division could prove advantageous, since sales people so engaged are undividedly loyal. Overall cost efficiencies could be a by-product. As is the case for many product categories, however, most diaper buyers will not extend the courtesy of a call from sales people representing new sources, unless the products to be offered are different and innovative. Experimental efforts are underway to develop products which hopefully will open buyers' doors, now firmly closed to the Presto sales force.

Given effective remedies to its selling problems, this company can offer increasingly attractive profit potential. Due to a production contract with another absorbent product manufacturer, in temporary need of supplemental capacity, results in the 2002 final quarter were boosted. A lesser, but nevertheless welcome, contribution from this source is scheduled to occur over a four-month period within the first half of 2003.

product line | NATIONAL PRESTO INDUSTRIES, INC.

The products on the following pages and those shown on page 6 provide a representation of the complete Presto® product line.


A

A. SaladShooter® electric slicer/shredder

This innovative hand-held appliance slices or shreds a delightful array of fresh ingredients where they are needed—in salads, soups, pizzas, desserts and more! Its ease of handling and interchangeable slicing and shredding cones give today's cook an edge on preparing fast, nutritious meals every day. The motorized base wipes clean, and all other parts are fully immersible and dishwasher safe. Its compact size makes it easy to store most anywhere.


PROFESSIONAL
B

B. Professional SaladShooter® electric slicer/shredder

While retaining the features of the original slicer/shredder, this step-up model provides professional size, power, and capacity. The extra large food chamber holds whole potatoes and more. Adapting to large or small loads is easily achieved with an adjustable food guide. Four processing cones enable this unit to make thick and thin slices, ripple cuts, and shreds. A funnel guide is also provided to direct ingredients precisely where desired.


C

C. Pizzazz® pizza oven

This revolutionary pizza oven bakes a perfect pizza—whether it's fresh, frozen, regular or rising crust. Because there is no preheat time, like in ordinary ovens, it's fast—while standard ovens are heating, Pizzazz® users are eating. As the pan rotates, top and bottom elements cook the topping and crust at two different temperatures, assuring even baking at the perfect temperature. The elements can also be selected independently for pizza baked-to-order—a lightly crisped crust to a super crunchy crust; a just melted topping to one that is deliciously bronzed. This pizza oven is easy to use and easy to clean. Heating elements shut off at the end of cooking time, and the timer signals when the pizza is done. Removable nonstick baking pan wipes clean and is compact for storage.


D

D. Hide'nSleek™ electric can opener

This unusual can opener mounts under a kitchen cabinet and stylishly hides away until it's needed. The designer cover displays a handy clock and timer. The can opening mechanism is revealed with a touch of a button, enabling instant access for opening cans of all sizes. In addition, jars, twist-top bottles, and plastic bags can be opened with ease. A handy knife sharpener is also featured on the side of the unit.

E. FryDaddy® electric deep fryer

This family-sized deep fryer makes four generous servings with four cups of oil. It's great for sizzling up golden french fries, crispy chicken, and crunchy onion rings. The preset thermostat maintains the ideal frying temperature automatically, with no controls to set or watch. A handy snap-on lid permits oil storage in the fryer without spills or odor. The handy lift-and-drain scoop eliminates the need for a messy basket.

GranPappy® electric deep fryer (6-serving size) also available.


E

F. DualDaddy™ electric deep fryer

In addition to frying up to eight servings of food, this unique fryer features a handy divider that enables two different foods to fry at the same time without intermingling. With the divider removed, the fryer's oval shape will easily accommodate large pieces of chicken or fish. The ideal frying temperature is maintained automatically. Nonstick surface, inside and out, assures quick and easy cleaning. Snap-on lid allows oil to be stored in the fryer for future use.


F

G. CoolDaddy® cool-touch deep fryer with removable pot

This cool-touch unit is ideal for frying up to six servings of chicken, shrimp, and french fries. The basket handle serves as an exterior control for lowering food into the hot oil while the cover is closed. The seal-tight cover eliminates spatters and reduces odor. Temperature settings are easily selected with the adjustable thermostat. Signal light indicates when the oil is ready for frying. Nonstick pot removes for easy cleaning.


G

H. EverSharp™ electric knife sharpener

This handy appliance produces professional sharpening results, at home, on household and sporting knives. The two-stage system grinds the blade to a perfect sharpening angle, then fine hones and polishes it. Guides are preset at exact angles to hold the blade against the Sapphirite™ sharpening wheels with absolute precision.


H

product line | NATIONAL PRESTO INDUSTRIES, INC.

A. PowerPop® microwave multi-popper

This microwave popper has truly proven itself as the popper that really works. It makes up to three quarts of fluffy, delicious popcorn with virtually no unpopped kernels. Popcorn can be prepared with oil for a buttery flavor or without oil for a lighter, low-fat snack. Its superior performance has given it the endorsement of Orville Redenbacher®. The popper bowl and cover are fully immersible and dishwasher safe.


A

B. Presto® Orville Redenbacher's® hot air popper

This hot air popper carries the endorsement of Orville Redenbacher®. It offers a faster, healthier, and more economical choice than microwave bag popcorn. Regular or gourmet popcorn can be popped naturally, with no oil, for a terrific low-calorie treat. Up to 18 cups of gourmet popcorn can be popped in less than 2½ minutes. The butter melter is detachable for easy pouring and doubles as a handy measuring cup.


B

C. Presto® PopLite® hot air corn popper

Pop with hot air, not oil, for a terrific low-calorie snack. This unit pops regular or gourmet popping corn into delicious puffs of popcorn with no saturated fats or added calories. The product is fast, popping up to 18 cups of gourmet popcorn in less than 2½ minutes. For butter lovers, the detachable butter melter makes pouring easy and doubles as a handy measuring cup.


C

D. PowerCrisp™ microwave bacon cooker

This Presto® bacon cooker provides the easy method for cooking up to ten crisp and delicious bacon strips in the microwave. Its special cooking racks allow fat to drip into the exclusive deep base for leaner and healthier bacon. An easy-grasp handle wraps around the entire base. This bacon cooker is fully immersible and dishwasher safe for fast and easy cleaning.


D

(Orville Redenbacher is a registered trademark of ConAgra Brands, Inc.)


E

E. Grill-n-Lite™ indoor electric grill

Enjoy grilled taste year-round, whatever the weather, with this fabulous indoor electric grill. Its large 18½- by 11½-inch nonstick cooking surface provides a healthy approach to meal planning. The open grate allows fat to drip away. A special closed area can be used for grilling small, delicate foods. Grilling and keep-warm temperatures are easily selected with the Control Master® heat control. Grill is fully immersible with the heat control removed.


F

Presto® Electric Griddles

Presto® has met the changing needs of today's family with these handy, affordable electric griddles. Each griddle features heavy cast aluminum construction for even heat distribution and a deluxe nonstick finish for stick-free cooking. Accurate cooking temperatures are maintained automatically with the Control Master® heat control. Griddles are fully immersible with the heat control removed.


G

F. 22" Electric Griddle

An extra large cooking surface makes this electric griddle big enough for even the largest family. It's great for preparing breakfast, lunch, dinner, and appetizers. The slide-out drip tray catches grease drippings for easier cleaning.

19-inch Electric Griddle also available.


H

G. & H. Jumbo Cool Touch Electric Griddles

These attractive cool-touch griddles are the ideal choice for family meals. Each features a generous 10½- by 20½-inch cooking surface. The cool-touch base and handles, available in either white (G) or black (H), provide protection from the hot surface on the front and both sides. Easy cleanup is assured with the removable drip tray.


I

I. Liddle Griddle® mini-griddle

The perfect mini-griddle for singles and couples. Its 8½- by 10½-inch cooking surface makes one or two servings with virtually all the conveniences of the larger griddles. A built-in grease trough catches grease drippings for healthier cooking.

product line | NATIONAL PRESTO INDUSTRIES, INC.

Presto® Electric Skillets

Presto® electric skillets have become a kitchen essential. Each skillet features a heavy cast aluminum base with deluxe nonstick finish for even heat distribution and stick-free cooking. The Control Master® heat control accurately maintains proper cooking temperatures and detaches for complete immersibility. Durable EverNu™ covers won't dent, warp, bend, or peel.


A

A. 11" Electric Skillet

Fry, grill, roast, or make one-dish meals, quickly and easily, with this convenient family-size skillet. Its generous 11-inch base accommodates large roasts, fowl, or ham.

12-inch Electric Skillet also available.


B

B. 16" Electric Skillet

This handy skillet accommodates extra large cuts of beef, pork, and poultry with its spacious 16-inch pan and ultrahigh-dome cover. It's so versatile, it will fry, grill, roast, stew, and even cook casseroles to perfection.


C

C. Options™ multi-cooker/steamer

This attractive multi-cooker will steam seafood, vegetables, and rice; roast pork, beef, and poultry; boil pasta; and cook soups, stews, and casseroles. A basket is included for convenient steaming and blanching, and the tempered glass cover allows the user to monitor cooking progress. This unit is constructed of heavy cast aluminum with a nonstick finish for even heating and resistance to warping. The Control Master® heat control maintains accurate temperatures. Multi-cooker is fully immersible with the heat control removed.


D

D. Kitchen Kettle™ Plus Crockery multi-purpose and slow cooker/steamer

Remarkable versatility enables this product to be used for roasting, steaming, blanching, boiling, stewing, and simmering. In addition, the removable crockery liner offers the convenience of slow cooking. Accurate cooking temperatures are maintained with the Control Master® heat control. Heavy cast aluminum construction heats evenly and resists warping. The nonstick finish, inside and out, provides stick-free cooking and easy cleaning. This unit is fully immersible in sink or dishwasher with the heat control detached.

Kitchen Kettle™ multi-cooker/steamer (without crockery liner) also available.

E. Stainless Steel Coffee Maker

Great-tasting coffee is brewed at cup-a-minute speed in this automatic electric coffee maker. It makes 2 to 12 cups of rich, flavorful coffee, then keeps it piping hot automatically. A signal light indicates when coffee is ready to serve. Stainless steel construction, including the filter basket and perk tube, ensures lasting beauty and easy cleaning.



F. Electric Tea Kettle

This contemporary tea kettle successfully combines service with style. Boasting speed faster than a microwave, it boils up to a full quart of water superfast for tea, instant coffee, hot chocolate, gelatin desserts, or a quick cup of soup. A built-in whistle alerts the user when water has reached a boil. As a safety feature, an internal thermostat automatically shuts the kettle off if it boils dry. The anodized interior base resists mineral buildup to help keep the inside clean.



G. HeatDish® Plus Footlight™ parabolic electric heater

This heater features a parabolic reflector that enables it to concentrate heat so effectively that it feels three times warmer than 1500 watt convection heaters, yet uses only 1000 watts. Heat is felt directly, almost instantly, without first heating the entire room. An infinite range of heat settings is available with the top-mounted thermostatic control. The illuminated Footlight™ base indicates if the heater is plugged in. Special Safeguard™ features include an automatic shut-off in case of overheating or accidental tip-over and a loud buzzer that warns if tip-over occurs while the heating element is energized.



H. Weather Beater™ Plus Footlight™ electric heater/fan

A concentrated spiral of heated air is beamed and circulated from this heater to quickly warm the room as well as its occupants. Enjoy maximum efficiency with both 1500- and 750-watt heating element modes. A thermostatic control offers an infinite range of heat settings, from low to high, in each mode. Silent operation is assured with the whisper quiet fan. This electric heater/fan is a four season product providing warmth in the winter and breeze in the summer. A top-mounted control enables this heater to double as a personal fan. The illuminated Footlight™ base indicates, at a glance, if the heater is plugged in. Safety features include a cool exterior and an automatic shut off in the event of accidental tip-over.



product line | NATIONAL PRESTO INDUSTRIES, INC.

A. Presto® Pressure Cookers

Presto® pressure cookers are the ideal cooking tool for today's busy lifestyle. Meals with poultry, meat, fish, rice, and vegetables cook to perfection in minutes—three to ten times faster than ordinary cooking methods. With the handy cooking rack in place, several foods can cook at once with no intermingling of flavors, colors, and odors. The cover lock indicator shows at a glance if there's pressure inside the cooker. Luxurious Presto® Stainless Steel Pressure Cookers offer lasting beauty, as well as a special bimetal-clad base for providing even heat distribution. Also included in the Presto® pressure cooker lineup are durable aluminum cookers that offer fast, uniform heating.

Stainless steel models available in 4- and 6-quart sizes. (6-quart size shown)

Aluminum models available in 4-, 6-, and 8-quart sizes.



A

B. Presto® Pressure Canners with Readable Steam Gauge

Presto® pressure canners provide convenient home canning of vegetables, fruits, meats, and seafood. Pressure canning offers the only safe method of preserving low-acid foods according to the USDA. These deluxe canners feature a readable steam gauge for accurate pressure control. The air vent/cover lock allows pressure to build only when the cover is closed properly and prevents the cover from being opened until pressure is safely reduced. Canners are constructed of strong, warp-resistant aluminum for fast, even heating.

Available in liquid capacities of 17- and 22-quarts. (17-quart size shown)



B

C. Electronic Clock/Timer

This multipurpose clock/timer easily switches from clock to count-up or count-down timer. It's great for cooking, phone calls, exercising and more. The easy-to-read LCD digital display shows hours, minutes, and seconds. It times up to 24 hours with electronic accuracy. Soft-touch buttons are easy to set, and the memory function allows the storage of count-down time to use again and again. The special clip-on back converts to an easel stand and has a magnet for use on metal surfaces. Heavy duty battery included.


PRESTO®
23:59
START/STOP

C

D. Electric Knife

A powerful motor and sharp stainless steel blades enable this electric knife to cut through even the hardest bread crust, sausage, and cheese. It's also ideal for carving roast, ham, and poultry, as well as filleting fish. The ultraslim handle provides a comfortable grip for effortless slicing. Serrated blades are removable for easy cleaning.



D

Presto® Professional

The Presto® Professional family of appliances is designed for the upscale housewares category in department stores. They enjoy perceptible appearance differences from the comparable products sold under the Presto® label, such as the Deluxe Stainless Steel Pressure Cooker, Electric Dutch Oven, and Electric Skillet and Server listed below. In addition to the products pictured at E, F, and G, the Presto® Professional line consists of the following: 16" Electric Skillet, 22" Electric Griddle, CoolDaddy® cool touch deep fryer, DualDaddy™ deep fryer, Options™ multi-cooker, and Hide'nSleek™ electric can opener.

E. Deluxe Stainless Steel Pressure Cooker with Quick Pressure/Steam Release


E

This pressure cooker is crafted of gleaming stainless steel with a bimetal-clad base for quick, even heating and easy cleaning. Offering a more automated approach to pressure cooking, this model features a quick pressure/steam release system that simplifies the cooling process. It is the perfect solution to healthy, satisfying meals that are prepared fast and without a lot of fuss. A handy stainless steel steamer basket allows several foods to cook at once.

F. Electric Dutch Oven and Buffet Server


F

This attractive Dutch oven braises, stews, roasts, makes casseroles and one-dish meals—even doubles as a handy buffet server. Its heavy cast aluminum base is virtually warp-proof and features a premium nonstick finish, inside and out. Cooking temperatures are maintained automatically with the Control Master® heat control. Tempered glass cover and stay cool knob are perfect for buffet-style serving. When on the go, this unit transports easily with a travel strap that keeps the lid in place. This product is fully immersible and dishwasher safe with the heat control detached.

G. Electric Skillet and Server


G

This skillet is ideal for one-pan meals, as well as roasting, frying, stewing, and braising. Designed with an attractive oval shape, it easily transitions to a buffet-style server, yet has the same generous capacity as other jumbo skillets. The high-dome EverNu™ cover is made of a long-lasting material that won't dent, warp, peel, or bend. Cooking and keep-warm temperatures are automatically maintained with the Control Master® heat control. This skillet features a virtually warp-proof heavy cast aluminum base coated with a premium nonstick surface. With the heat control removed, it is fully immersible and dishwasher safe.

consolidated balance sheets | NATIONAL PRESTO INDUSTRIES, INC. AND SUBSIDIARIES

(In thousands except share and per share data) DECEMBER 31,	2002		2001	
ASSETS				
CURRENT ASSETS:				
Cash and cash equivalents		$ 114,637		$ 83,877
Marketable securities		92,578		106,606
Accounts receivable	$28,378		$ 31,101	
Less allowance for doubtful accounts	480	27,898	480	30,621
Inventories:				
Finished goods	17,675		19,505	
Work in process	3,355		5,349	
Raw materials	2,976		8,262	
Supplies	981	24,987	881	33,997
Other current assets		998		896
Total current assets		261,098		255,997
PROPERTY, PLANT, AND EQUIPMENT:				
Land and land improvements	163		163	
Buildings	8,385		8,369	
Machinery and equipment	14,119		10,796	
	22,667		19,328	
Less allowance for depreciation	9,400	13,267	7,483	11,845
OTHER ASSETS		15,629		16,234
		$289,994		$284,076
LIABILITIES				
CURRENT LIABILITIES:				
Accounts payable		$ 18,753		$ 17,435
Federal and state income taxes		3,643		3,055
Accrued liabilities		29,341		27,234
Total current liabilities		51,737		47,724
COMMITMENTS AND CONTINGENCIES		–		–
STOCKHOLDERS' EQUITY				
Common stock, $1 par value:				
Authorized: 12,000,000 shares				
Issued: 7,440,518 shares	$ 7,441		$ 7,441	
Paid-in capital	998		1,011	
Retained earnings	249,313		246,913	
Accumulated other comprehensive income (loss)	(698)		(251)	
	257,054		255,114	
Treasury stock, at cost, 605,513 shares in 2002 and 603,654 shares in 2001	18,797		18,762	
Total stockholder's equity		238,257		236,352
		$289,994		$284,076

The accompanying notes are an integral part of these financial statements.

consolidated statements of earnings | NATIONAL PRESTO INDUSTRIES, INC. AND SUBSIDIARIES

(In thousands except per share data) YEARS ENDED DECEMBER 31,	2002	2001	2000
Net sales	$133,729	$119,078	$118,955
Cost of sales	96,488	94,119	83,664
Gross profit	37,241	24,959	35,291
Selling and general expenses	26,826	20,428	26,680
Plant closing costs	4,020	6,773	–
Operating profit (loss)	6,395	(2,242)	8,611
Other income, principally interest	5,119	8,377	10,717
Earnings before provision for income taxes	11,514	6,135	19,328
Provision (benefit) for income taxes	2,824	(151)	4,170
Net earnings	$ 8,690	$ 6,286	$ 15,158
Weighted average shares outstanding:			
Basic	6,839	6,856	7,014
Diluted	6,840	6,857	7,015
Net earnings per share:			
Basic	$ 1.27	$ .92	$ 2.16
Diluted	$ 1.27	$ .92	$ 2.16

consolidated statements of stockholders' equity

(In thousands except share and per share data)

YEARS ENDED DECEMBER 31, 2002, 2001, 2000	COMMON STOCK	PAID-IN CAPITAL	RETAINED EARNINGS	ACCUMULATED COMPREHENSIVE INCOME	TREASURY STOCK	TOTAL
Balance January 1, 2000	$7,441	$1,033	$254,218	$(746)	$ (7,360)	$254,586
Net earnings	–	–	15,158	–	–	15,158
Unrealized gain on available for sale securities, net of tax	–	–	–	569	–	569
Total other comprehensive income	–	–	–	–	–	15,727
Dividends paid, $2.10 per share	–	–	(14,995)	–	–	(14,995)
Purchase of treasury stock–338,600 shares	–	–	–	–	(10,544)	(10,544)
Other	–	(6)	–	–	215	209
Balance December 31, 2000	7,441	1,027	254,381	(177)	(17,689)	244,983
Net earnings	–	–	6,286	–	–	6,286
Unrealized loss on available for sale securities, net of tax	–	–	–	(74)	–	(74)
Total other comprehensive income	–	–	–		–	6,212
Dividends paid, $2.00 per share	–	–	(13,754)	–	–	(13,754)
Purchase of treasury stock–48,200 shares	–	–	–	–	(1,301)	(1,301)
Other	–	(16)	–	–	228	212
Balance December 31, 2001	7,441	1,011	246,913	(251)	(18,762)	236,352
Net earnings	–	–	8,690	–	–	8,690
Unrealized gain on available for sale securities, net of tax	–	–	–	918	–	918
Unrealized loss on net periodic pension cost, net of tax	–	–	–	(1,365)	–	(1,365)
Total other comprehensive income	–	–	–	–	–	8,243
Dividends paid, $.92 per share	–	–	(6,290)	–	–	(6,290)
Purchase of treasury stock–100 shares	–	–	–	–	(3)	(3)
Other	–	(13)	–	–	(32)	(45)
Balance December 31, 2002	$7,441	$ 998	$249,313	$(698)	$(18,797)	$238,257

The accompanying notes are an integral part of these financial statements.

consolidated statements of cash flows | NATIONAL PRESTO INDUSTRIES, INC. AND SUBSIDIARIES

(In thousands except share and per share data)

YEARS ENDED DECEMBER 31,	2002	2001	2000
Cash flows from operating activities:			
Net earnings	$ 8,690	$ 6,286	$ 15,158
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:			
Provision for depreciation	1,934	3,436	2,786
Deferred income taxes	311	(2,343)	198
Pension charges (credits)	2,646	(399)	(266)
Plant closing and asset impairment charges	685	7,653	–
Other	(49)	212	209
Changes in:			
Accounts receivable	2,723	(18,887)	9,993
Inventories	9,010	605	(13,980)
Prepaid expenses	(41)	67	25
Accounts payable and accrued liabilities	(980)	(2,619)	2,442
Federal and state income taxes	588	(53)	(2,956)
Net cash provided by (used in) operating activities	25,517	(6,042)	13,609
Cash flows from investing activities:			
Marketable securities purchased	(45,211)	(63,553)	(55,125)
Marketable securities–maturities and sales	60,651	104,144	57,997
Acquisition of property, plant, and equipment	(3,408)	(2,038)	(3,843)
Acquisition of businesses	(500)	(3,593)	–
Sale of property, plant, and equipment	4	11	72
Net cash provided by (used in) investing activities	11,536	34,971	(899)
Cash flows from financing activities:			
Dividends paid	(6,290)	(13,754)	(14,995)
Payment of debt acquired in acquisition	–	(5,243)	–
Purchase of treasury stock	(3)	(1,301)	(10,544)
Net cash used in financing activities	(6,293)	(20,298)	(25,539)
Net increase (decrease) in cash and cash equivalents	30,760	8,631	(12,829)
Cash and cash equivalents at beginning of year	83,877	75,246	88,075
Cash and cash equivalents at end of year	$114,637	$ 83,877	$75,246
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Income taxes	$ 1,985	$ 2,423	$ 6,930

Supplemental disclosure of non-cash investing and financing activities:

As of December 31, 2002, 2001, and 2000, the unrealized gain (loss) on available for sale securities, net of tax was $667, $(251), and $(177).

The accompanying notes are an integral part of these financial statements.

notes to consolidated financial statements | NATIONAL PRESTO INDUSTRIES, INC. AND SUBSIDIARIES

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) Use of Estimates in the Preparation of Financial Statements

In preparation of the Company's consolidated financial statements in conformity with accounting principles generally accepted in the United States, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and related revenues and expenses. Actual results could differ from the estimates used by management.

(2) Principles of Consolidation

The consolidated financial statements include the accounts of National Presto Industries, Inc. and its subsidiaries, all of which are wholly-owned. All material intercompany accounts and transactions are eliminated.

(3) Cash, Cash Equivalents and Marketable Securities

Cash and cash equivalents: The Company considers all highly liquid marketable securities with an original maturity of three months or less to be cash equivalents. Cash equivalents include money market funds and highly-liquid variable rate demand notes with put options exercisable in three months or less.

The Company's cash management policy provides for its bank disbursement accounts to be reimbursed on a daily basis. Checks issued but not presented to the bank for payment of $788,000 and $1,199,000 at December 31, 2002 and 2001, are included as reductions of cash and cash equivalents.

Marketable securities: The Company has classified all marketable securities as available-for-sale which requires the securities to be reported at fair value, with unrealized gains and losses, net of tax, reported as a separate component of stockholders' equity.

Proceeds from sales of marketable securities totaled $60,651,000 in 2002, $104,144,000 in 2001, and $57,997,000 in 2000. Gross gains related to sales of marketable securities totaled $16,000, $47,000, and $9,000 in 2002, 2001, and 2000. Gross losses related to sales of marketable securities were $231,000, $0, and $15,000 in 2002, 2001, and 2000. Net unrealized gains and losses are reported as a separate component of accumulated other comprehensive income and were a gain of $1,027,000, a loss of $386,000, and a loss of $ 273,000 before taxes at December 31, 2002, 2001, and 2000.

The contractual maturities of the marketable securities held at December 31, 2002 are $42,276,000 in 2003, $20,402,000 in 2004, $11,892,000 in 2005, $17,056,000 beyond 2005, and $952,000 with indeterminate maturities.

(4) Accounts Receivable

The Company's accounts receivable are related to sales of products. Credit is extended based on prior experience with the customer and evaluation of customers' financial condition. Accounts receivable are primarily due within 30 days. The allowance for doubtful accounts represents an estimate of amounts considered uncollectible and is determined based on the Company's historical collection experience, adverse situations that may affect the customer's ability to pay, and prevailing economic conditions.

(5) Inventories

Housewares/small appliance segment inventories are stated at the lower of cost or market with cost being determined principally on the last-in, first-out (LIFO) method. Inventory for defense and absorbent products segments are stated at the lower of cost or market with cost being determined on the first-in, first-out (FIFO) method.

At December 31, 2002 and 2001, cost for marketable securities was determined using the specific identification method. A summary of the amortized costs and fair values of the Company's marketable securities at December 31 is shown in the table:

MARKETABLE SECURITIES

	AMORTIZED COST	FAIR VALUE	UNREALIZED GAINS	UNREALIZED LOSSES
December 31, 2002				
Tax-exempt government bonds	$ 90,409,000	$ 91,626,000	$1,257,000	$ 40,000
Equity securities	1,142,000	952,000	132,000	322,000
Total marketable securities	$ 91,551,000	$ 92,578,000	$1,389,000	$ 362,000
December 31, 2001				
Tax-exempt government bonds	$105,601,000	$105,965,000	$ 828,000	$ 464,000
Equity securities	1,391,000	641,000	9,000	759,000
Total marketable securities	$106,992,000	$106,606,000	$ 837,000	$1,223,000

(6) Property, Plant, and Equipment

Property, plant, and equipment are stated at cost. For machinery and equipment, all amounts which are fully depreciated have been eliminated from both the asset and allowance accounts. Depreciation is provided in amounts sufficient to relate the costs of depreciable assets to operations over their service lives which are estimated at 15 to 40 years for buildings and 3 to 7 years for machinery and equipment.

(7) Goodwill

The Company recognizes the excess cost of an acquired entity over the net amount assigned to assets acquired and liabilities assumed as goodwill. Goodwill is tested for impairment on an annual basis and between annual tests whenever an impairment is indicated. Impairment losses will be recognized whenever the implied fair value of goodwill is less than its carrying value. Prior to January 1, 2002, goodwill was amortized over 15 years. Beginning January 1, 2002, goodwill is no longer amortized. The Company's carrying amount, net of accumulated amortization, for goodwill as of December 31, 2002, and December 31, 2001, was $3,406,000 and $2,906,000 and relates to its defense products segment.

The Company adopted the preceding accounting policy on January 1, 2002, as required by Statement of Financial Accounting Standard (SFAS) 141, "Business Combinations," and SFAS 142, "Goodwill and Other Intangible Assets."

During the first quarter of fiscal 2002, the Company performed the transitional impairment test of goodwill required by SFAS 142. This testing did not indicate an impairment of goodwill at January 1, 2002. In addition, no impairment was indicated when the Company performed its annual impairment test on October 1, 2002. The Company had no intangible assets on January 1, 2002, other than goodwill.

The following table presents a reconciliation of net earnings and earnings per share, as reported in the financial statements, to those amounts adjusted for goodwill determined in accordance with the provisions of SFAS 142. Comparative information for the year ending December 31, 2000, has not been provided as the goodwill was acquired during 2001 (See Note M).

(In thousands except per share amount)	2002	2001
Net earnings as reported	$8,690	$6,286
Add back: goodwill amortization	–	130
Adjusted net earnings	$8,690	$6,416
Basic earnings per share:		
As reported	$1.27	$.92
Change in amortization expense	–	.02
Adjusted basic earnings per share	$1.27	$.94
Diluted earnings per share:		
As reported	$1.27	$.92
Change in amortization expense	–	$.02
Adjusted diluted earnings per share	$1.27	$.94

(8) Revenue Recognition

The Company recognizes revenue when product is shipped. The Company provides for its 60-day over-the-counter return privilege and warranties at the time of shipment for small appliance sales. Early payment discounts are deducted in arriving at net sales.

(9) Advertising

The Company's policy is to expense advertising as incurred for the year. Advertising expense, including cooperative advertising, was $14,734,000, $9,605,000, and $15,195,000 in 2002, 2001, and 2000.

(10) Stock Options

The intrinsic value method is used for valuing stock options issued. The pro forma effect on earnings of accounting for stock options using the fair value method is not material. See note G.

(11) Reclassifications

Certain reclassifications have been made to the 2001 and 2000 financial statements to conform with the 2002 financial statement presentation. These reclassifications did not affect net earnings as previously reported.

(12) Accounting Policy and Disclosure Changes

Cash equivalents: *In 2002 the Company defined cash equivalents as debt instruments with an original maturity of three months or less as permitted by SFAS 95. In prior periods the Company defined cash equivalents as debt instruments with an original maturity of one week or less. Redefining the period of maturity from one week to three months had no effect on the reported dollar amounts of* cash equivalents in any period presented.

Accumulated other comprehensive income (loss): During 2002 the Company began recording comprehensive income amounts related to its available-for-sale securities and net periodic pension liability. Accumulated comprehensive income presentation has been conformed for all periods to the December 31, 2002, presentation. At December 31, 2002, the $698,000 of accumulated comprehensive loss includes an additional net periodic pension liability related to the Company's defined benefit pension plan in the amount of $1,365,000 offset in part by an unrealizable gain on the Company's available-for-sale marketable security investments in the amount of $667,000. These amounts are recorded net of tax effect.

(13) Recently Issued Accounting Pronouncements

In November 2002, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 addresses accounting for guarantees and the disclosure requirements of a guarantor in its interim and annual financial statements. The disclosure requirements of FIN 45 related to the Company's warranty program for the year ended December 31, 2002, are contained in Note D. The liability recognition requirements of FIN 45 apply to guarantees issued or modified after December 31, 2002. This pronouncement is not anticipated to have a material affect on the Company's consolidated financial position or results of operations upon its full adoption on January 1, 2003.

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities" (VIE), which requires consolidation of variable interest entities by holders of variable interests that meet certain conditions. FIN 46 establishes accounting for variable interests in a VIE created after January 31, 2003. FIN 46 clarifies how an enterprise should determine if it should consolidate a VIE. The adoption of FIN 46 is not expected to have a material affect on the Company's consolidated financial position or results of operations.

In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses accounting and processing for costs associated with exit or disposal activities. SFAS 146 requires the recognition of a liability, measured at fair value, for a cost associated with an exit or disposal activity when the liability is incurred versus the date the Company commits to an exit plan. The requirements of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS 146 is not expected to have a material affect on the Company's consolidated financial position or results of operation.

In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation–Transition and Disclosure." SFAS 148 amends the disclosure and certain transition provisions of SFAS 123, "Accounting for Stock-Based Compensation." New interim and annual disclosures related to stock options are required in financial statements prepared after December 15, 2002. The pro forma effect of accounting for the minor number of stock options issued by the Company using the fair value method is not material. Accordingly, this pronouncement is not expected to have a material affect on the Company's consolidated financial position or results of operations.

B. INVENTORIES

The amount of inventories valued on the LIFO basis was $18,024,000 and $27,759,000 as of December 31, 2002 and 2001. Under LIFO, inventories are valued at approximately $5,723,000 and $10,979,000 below current cost determined on a FIFO basis at December 31, 2002 and 2001. The significant reduction in the amount of LIFO inventory below current cost from 2001 to 2002 is attributable to the Company's decision to outsource manufacturing of its housewares/small appliances. See Note N for further information related to the effect of this decision on inventory valuation. The Company uses the LIFO method of inventory accounting to improve the matching of costs and revenues for the housewares/small appliances segment.

notes to consolidated financial statements | NATIONAL PRESTO INDUSTRIES, INC. AND SUBSIDIARIES

The following table describes the effect, as if LIFO inventories had been valued at current cost determined on a FIFO basis:

	Increase (Decrease)		
YEAR	COST OF SALES	NET EARNINGS	EARNINGS PER SHARE
2002	$5,256,000	(3,259,000)	$(.48)
2001	266,000	(165,000)	(.02)
2000	(368,000)	228,000	.03

Inventory for the Company's defense and absorbent products segments are valued on a FIFO basis and total $6,108,000 and $5,481,000 at December 31, 2002 and 2001. The 2002 total is comprised of $493,000 of finished goods, $3,336,000 of work in process, and $2,279,000 of raw material and supplies. At December 31, 2001, the total was comprised of $1,030,000 of finished goods, $3,443,000 of work in process, and $1,008,000 of raw material and supplies.

C. ACCRUED LIABILITIES

At December 31, 2002, accrued liabilities consisted of payroll $2,883,000, insurance $16,854,000, environmental $2,692,000, plant closing costs $521,000, employee termination $2,148,000, minimum pension liability $2,713,000, and other $1,530,000. At December 31, 2001, accrued liabilities consisted of payroll $3,143,000, insurance $17,230,000, environmental $3,101,000, plant closing costs $1,399,000, employee termination $637,000 and other $1,724,000.

D. PRODUCT WARRANTY

Company products are generally warranted to the original owner to be free from defects in material and workmanship for a period of 2 to 12 years from date of purchase. The Company allows a 60-day over-the-counter initial return privilege through cooperating dealers. The Company services its products through independent service providers throughout the United States and a corporate service repair operation. The Company's service and warranty programs are competitive with those offered by other manufacturers in the industry. The Company determines its product warranty liability based on historical percentages.

The following table shows the changes in product warranty liability for the period:

(In thousands)	2002	2001
Beginning balance January 1	$1,492	$1,309
Accruals during the period	3,002	3,103
Charges/payments made under the warranties	(3,029)	(2,920)
Balance December 31	$1,465	$1,492

E. TREASURY STOCK

As of December 31, 2002, the Company has authority from the Board of Directors to reacquire 520,900 shares of the Company's common stock. During 2002 and 2001, 100 and 48,200 shares were reacquired. Treasury shares have been used for the exercise of stock options and to fund the Company's 401(k) contributions.

F. NET EARNINGS PER SHARE

Basic net earnings per share amounts have been computed by dividing net earnings by the weighted average number of outstanding common shares. Diluted net earnings per share is computed by dividing net earnings by the weighted average number of outstanding common shares and common share equivalents relating to stock options, when dilutive. Options to purchase 6,250; 7,500; and 8,750 shares of common stock with a weighted average exercise price of $39.36, $39.39, and $39.41 were outstanding at December 31, 2002, 2001, and 2000, but were excluded from the computation of common share equivalents because their exercise prices were greater than the average market price of the common shares.

G. STOCK OPTION PLAN

The National Presto Industries, Inc. Stock Option Plan reserves 100,000 shares of common stock for key employees. Stock options for 6,250 shares at a weighted average price of $39.36 per share were outstanding at December 31, 2002. Stock options for 7,500 shares at a weighted average price of $39.39 per share were outstanding at December 31, 2001. There were 1,250 shares exercisable at $39.36 at December 31, 2002 and 1,250 shares exercisable at $39.39 at December 31, 2001. The pro forma effect of accounting for stock options using the fair value method is not material.

H. RETIREMENT PLANS

Pension Plans

The Company has pension plans which cover the majority of employees. Pension benefits are based on an employee's years of service and compensation near the end of those years of service. The Company's funding policy has been to contribute such amounts as necessary, computed on an actuarial basis, to provide the plans with assets sufficient to meet the benefits to be paid to plan members. The Company obtains actuarial valuations for defined benefit plans on December 31 of each year. Plan assets consist primarily (74%) of interest bearing securities with the balance in corporate stocks, principally National Presto Industries, Inc. common stock. Effective January 1, 2003, the Company's two defined benefit pension plans were merged into one plan. The actuarial information presented below as of December 31, 2002, was prepared by the Company's actuary, as if the plan merger had occurred on December 31, 2002.

	(In thousands) PENSION BENEFITS		
	2002	2001	2000
Net periodic cost:			
Service cost	$ 407	$ 374	$325
Interest cost	802	755	708
Expected return on assets	(749)	(743)	(717)
Amortization of transition amount	(83)	(104)	(104)
Amortization of prior service cost	187	223	227
Actuarial loss	212	157	90
Settlement charge	882	–	–
Curtailment charge	58	74	–
Net periodic benefit cost	$ 1,716	$ 736	$529
Change in benefit obligation:			
Benefit obligation at beginning of year	$10,755	$ 9,683	
Service cost	407	374	
Interest cost	802	755	
Special termination benefits	737	20	
Curtailment gain	(203)	(5)	
Actuarial loss	1,018	557	
Benefits and expenses paid	(2,832)	(629)	
Benefit obligation at end of year	$10,684	$10,755	
Change in plan assets:			
Fair value of plan assets at beginning of year	$10,132	$ 8,656	
Employer contributions	961	1,857	
Actual return on plan assets	240	248	
Benefits and expenses paid	(2,832)	(629)	
Fair value of plan assets at end of year	$ 8,501	$10,132	
Reconciliation of funded status:			
Funded status	$ (2,183)	$ (623)	
Unrecognized actuarial loss	4,059	3,829	
Unrecognized prior service cost	497	743	
Unrecognized net transition obligation	–	(83)	
Prepaid benefit	$ 2,373	$ 3,866	
Statement of financial position:			
Prepaid benefit cost	$2,373	$3,866	
Additional minimum liability	(2,713)	–	
Intangible asset	497	–	
Accumulated other comprehensive income	2,216	–	
Recognized amount	$2,373	$3,866	

The Company's accumulated benefit obligation of $8,841,000 exceeds the fair value of the plan's assets at December 31, 2002. This caused the Company to recognize an additional minimum liability in the fourth quarter of 2002 of $2,713,000. The recognition of this additional minimum liability results in the Company recognizing an additional intangible asset of $497,000, which is equal to the unrecognized prior service cost. The difference between the additional minimum liability and intangible asset of $2,216,000, or $1,365,000 net of tax, represents a net loss not yet recognized as net periodic pension cost and is recorded net of tax in other comprehensive income as an unrealized loss on net periodic pension cost. When the value of plan assets exceeds the accumulated benefit obligation, the additional minimum liability, intangible asset, and the unrealized loss recorded in comprehensive income will no longer be required.

During 2002 the Company offered an early retirement window of enhanced retirement benefits to long-term employees in its pension plan. The special termination benefit cost associated with this window was $737,000.

The combination of the early retirement window and a concurrent layoff, which were part of the same restructuring plan, resulted in a curtailment. The effect of the curtailment was a charge of $58,000 in 2002.

The amount of lump sum benefits paid from the plan during 2002 triggered a settlement. The effect of the settlement was a charge of $882,000.

	WEIGHTED AVERAGE ASSUMPTIONS		
AS OF DECEMBER 31,	2002	2001	2000
Discount rate	6.50%	7.25%	7.50%
Expected return on plan assets	8.00%	8.00%	8.00%
Rate of compensation increase	4.00%	5.00%	5.00%

401(k) Plan

The Company sponsors a 401(k) retirement plan that covers substantially all employees. The Company will match up to 50% of the first 4% contributed by employees to the plan. This matching contribution can be made with either cash or common stock, at the Company's discretion. Contributions made from the treasury stock, including the Company's cash dividends, totaled $213,000 in 2002, $251,000 in 2001, and $209,000 in 2000.

notes to consolidated financial statements I NATIONAL PRESTO INDUSTRIES, INC. AND SUBSIDIARIES

I. INCOME TAXES

The following table summarizes the provision for income taxes:

(In thousands)	2002	2001	2000
Current:			
Federal	$1,927	$ 1,790	$3,345
State	586	402	627
	2,513	2,192	3,972
Deferred:			
Federal	286	(2,013)	170
State	25	(330)	28
	311	(2,343)	198
Total tax provision	$2,824	$ (151)	$ 4,170

The effective rate of the provision for income taxes as shown in the consolidated statements of earnings differs from the applicable statutory federal income tax rate for the following reasons:

	PERCENT OF PRETAX INCOME		
	2002	2001	2000
Statutory rate	35.0%	35.0%	35.0%
State tax	3.5	.8	2.2
Tax exempt interest and dividends	(12.3)	(37.3)	(14.9)
Other	(1.7)	(1.0)	(.7)
Effective rate	24.5%	(2.5%)	21.6%

Deferred tax assets and liabilities are recorded based on the differences between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes. The tax effects of the cumulative temporary differences resulting in a net deferred tax asset are as follows at December 31:

(In thousands)	2002	2001
Insurance	$6,472	$6,616
Environmental	1,034	1,119
Pension	(911)	(1,521)
Plant closing	3,202	2,939
Other	(222)	734
	$9,575	$9,887

J. COMMITMENTS AND CONTINGENCIES

On July 16, 2002, the Securities and Exchange Commission filed a lawsuit against National Presto Industries, Inc. alleging the Company operated as an unregistered investment company. The case does not involve fraud, deceptive practices or questionable accounting methods, and the Company plans to vigorously defend itself (see Form 8-K filed on July 15, 2002). If unsuccessful, the Company may have to reallocate invested assets which will result in reduced yields, or it might be required to register as an investment company. The obligations upon registration are many and could include: 1) possible imposition of significant additional reporting requirements (a burden which would not be imposed upon its competitors); 2) potential regard in the market as a closed-end mutual fund which could result in a trading price sharply discounted from net asset value; 3) possible limitations on the use of capital and earnings which could inhibit or terminate commercial business growth.

In addition, the Company is involved in other routine litigation incidental to its business. Management believes the ultimate outcome of this litigation will not have a material affect on the Company's consolidated financial position, liquidity, or results of operations.

K. CONCENTRATIONS

For the year ended December 31, 2002, one customer accounted for 37% of net sales. Two customers accounted for 37% and 11% of net sales for the year ended December 31, 2001. Two customers accounted for 41% and 11% of net sales for the year ended December 31, 2000. The preceding concentrations related to housewares/small appliance net sales.

As discussed in Note N, the Company has decided to cease manufacturing housewares/small appliances in its U.S. plants, close those facilities, and purchase products from the Orient. With this decision, it could see deliveries from the Orient disrupted by labor or supply problems at the vendors, or transportation delays. As a consequence, products may not be available in sufficient quantities during the prime selling period. The Company has made and will continue to make every reasonable effort to prevent these problems; however, there is no assurance that its efforts will be totally effective. In addition, the Company's manufacturing contracts with its foreign suppliers contain provisions to share the impact of fluctuations in the exchange rate between the U.S. dollar and the Hong Kong dollar above and below a fixed range contained in the contracts. All transactions with the foreign suppliers were within the exchange rate range specified in the contracts during 2002.

L. ENVIRONMENTAL

As of December 31, 1998, all remediation projects required at the Company's Eau Claire, Wisconsin, site had been installed, were fully operational, and restoration activities had been completed. Based on factors known as of December 31, 2002, it is believed that the Company's existing environmental accrued liability reserve will be adequate to satisfy on-going remediation operations and monitoring activities; however, should environmental agencies require additional studies or remediation projects, it is possible that the existing accrual could be inadequate. Management believes that in the absence of any unforeseen future developments, known environmental matters will not have any material affect on the results of operations or financial condition of the Company.

M. BUSINESS ACQUISITIONS

On February 24, 2001, the Company acquired the outstanding stock of AMTEC Corporation, a supplier to the defense industry, for cash. The acquisition was accounted for as a purchase with all assets and liabilities recorded at fair market value. At the date of the acquisition, total assets were approximately $8,500,000. An earn-out payment of $500,000 was made during 2002 and was recorded as additional goodwill. An additional $150,000 of purchase consideration is contingently payable to the previous shareholders of AMTEC based on meeting certain criteria.

On November 19, 2001, the Company purchased two high-speed diaper machines and assumed other liabilities in the acquisition of the existing customer base of RMED International, Inc. The acquisition was accounted for as a purchase with no goodwill recognized. At the date of the acquisition, total assets were approximately $7,300,000.

N. PLANT CLOSING

In November 2001, the Company announced that continued erosion of product pricing resulted in its decision to cease manufacturing housewares/small appliances in its U.S. plants, close those facilities, and purchase products from the Orient. This transition from U.S. plant production to the Orient was completed during late 2002. The Company closed its manufacturing facilities in Alamogordo, New Mexico, during the third quarter of 2002 and is currently exploring alternative uses for the facility. A final decision on sale or other disposition of the Alamogordo facility will be made in 2003. The Company closed its Jackson, Mississippi, plant during the fourth quarter of 2002 and has decided to modify this plant to serve as a warehousing and shipping facility. Modification to the Jackson plant should be completed during 2003.

As a result of the Company's transition from U.S. plant production to Orient sourcing, the Company recorded charges in both 2002 and 2001, which are summarized in the table below. During the first quarter of 2002, the Company recorded a charge of $3,953,000 related to involuntary termination benefits. In the fourth quarter of 2002, the Company recorded an additional charge of $701,000 associated with additional employees identified by the Company for early retirement and termination as a result of plant closing activities. The total plant closing charge for 2002 was $.42 per share, net of tax, and amounted to $4,585,000, of which $565,000 related to the write-down of inventory which was recorded in cost of sales. During the fourth quarter of 2001, the Company recorded a charge of $7,653,000 or $.70 per share, net of tax. This 2001 fourth quarter charge included $5,617,000 for impairment of principally machinery and equipment, $880,000 for the write-down of inventory recorded in cost of sales, $637,000 for involuntary employee termination benefits and other exit costs of $519,000. The machinery and equipment impairment charge was computed using fair values obtained from third party appraisers, equipment price lists and other suppliers, which were compared to the historical net book values at the time of the decision to close the plants. The provisions of SFAS 121 were applied to the impaired assets in determining the amount of impairment to record. A change in estimates was recorded in the fourth quarter of 2002, decreasing the employee termination benefit accrual and increasing the inventory write-down and other exit cost accruals. The estimated changes were primarily due to lower than expected health care costs associated with employee termination benefits and higher than expected costs associated with the shutdown of U.S. plant manufacturing activities.

The total outsourcing of all Company housewares/small appliance product manufacturing results in the creation of a new LIFO inventory category for the outsourced products. The previous LIFO inventory reserve of approximately $11,000,000 (Manufactured LIFO Reserve), which is associated with the manufactured housewares/small appliance inventories prior to plant closings, will be realized as this inventory category is sold. During 2002 the Company recognized a $5,300,000 (or $.48 per share, net of tax) reduction in cost of goods sold resulting from the partial liquidation of the Manufactured LIFO Reserve. The Company expects to largely liquidate the remainder of the Manufactured LIFO Reserve of approximately $5,700,000 during 2003.

notes to consolidated financial statements | NATIONAL PRESTO INDUSTRIES, INC. AND SUBSIDIARIES

The following table summarizes the plant closing accrual:

	EMPLOYEE TERMINATION BENEFITS	INVENTORY WRITE-DOWN	OTHER EXIT COSTS	TOTAL
Balance January 1, 2001	$ –	$ –	$ –	$ –
Additions in 2001	637,000	880,000	519,000	2,036,000
Balance December 31, 2001	637,000	880,000	519,000	2,036,000
Additions in 2002	4,654,000	–	–	4,654,000
Charges in 2002	(2,156,000)	(1,445,000)	(299,000)	(3,900,000)
Changes in estimates	(987,000)	565,000	301,000	(121,000)
Balance December 31, 2002	$2,148,000	$ –	$ 521,000	$ 2,669,000

O. BUSINESS SEGMENTS

Historically the Company has operated in one business segment, housewares/small appliances. As described in Note M, the Company completed two acquisitions during 2001. The Company identifies its segments based on the Company's organization structure, which is primarily by principal products. The principal product groups are housewares/small appliances, defense products, and absorbent products.

Housewares/small appliances is the Company's primary product line which has historically manufactured and distributed small electrical appliances and housewares. These products are sold directly to retail outlets throughout the United States and also through independent distributors. Many of the products have been manufactured in Alamogordo, New Mexico, and Jackson, Mississippi, while other products are imported from nonaffiliated companies located in the Orient. As more fully described in Note N, the Company has exited U.S. manufacturing during 2001 and 2002 and will now primarily source its housewares/small appliance products from foreign manufacturers.

The defense segment was acquired in February 2001 and manufactures precision mechanical, electromechanical, and electronic assembly components for the U.S. government and subcontractors. The defense segment manufacturing plant is located in Janesville, Wisconsin.

The absorbent product line was acquired on November 19, 2001. This segment manufactures diapers at the Company's facilities in Eau Claire, Wisconsin. Products are sold to retail outlets, distributors, and other absorbent product manufacturers.

In the following summary, operating profit represents earnings before other income, principally interest income and income taxes.

The Company's segments operate discretely from each other with no shared manufacturing facilities. Costs associated with corporate activities (such as cash and marketable securities management) are included within the housewares/small appliances segment for all periods presented.

(In thousands)	HOUSEWARES/ SMALL APPLIANCES	DEFENSE PRODUCTS	ABSORBENT PRODUCTS	TOTAL
Year ended December 31, 2002				
External net sales	$116,032	$9,290	$8,407	$133,729
Gross profit	33,844	2,966	431	37,241
Operating profit	4,601	1,925	(131)	6,395
Total assets	270,042	11,899	8,053	289,994
Depreciation and amortization	954	153	827	1,934
Capital expenditures	1,425	1,771	212	3,408
Year ended December 31, 2001				
External net sales	$111,264	$6,999[2]	$ 815[3]	$119,078
Gross profit	23,153	1,767	39	24,959
Operating profit (loss)	(3,342)[1]	1,247	(147)	(2,242)
Total assets	266,030	10,187	7,859	284,076
Depreciation and amortization	2,896	280	260	3,436
Capital expenditures	1,968	70	–	2,038
Year ended December 31, 2000				
External net sales	$118,955	$ –	$ –	$118,955
Gross profit	35,291	–	–	35,291
Operating profit	8,611	–	–	8,611
Total assets	288,530	–	–	288,530
Depreciation and amortization	2,786	–	–	2,786
Capital expenditures	3,843	–	–	3,843

(1) The operating loss in small appliances in 2001 reflects a charge for plant closing costs of $7,653,000 which is more fully described in Note N.

(2) The defense product segment was acquired on February 24, 2001 and, accordingly, external net sales represents approximately ten months of activity.

(3) The absorbent products division was acquired on November 19, 2001 and, accordingly, external net sales represents approximately one month of activity.

P. INTERIM FINANCIAL INFORMATION (UNAUDITED)

The following represents unaudited financial information for 2002 and 2001:

(In thousands)

QUARTER	NET SALES	GROSS PROFIT	NET EARNINGS	EARNINGS PER SHARE
2002				
First	$ 22,596	$ 3,057	$(2,360)	$ (.35)
Second	20,378	4,103	1,083	.16
Third	28,447	5,656	893	.13
Fourth	62,308	24,425	9,074	1.33
Total	$133,729	$37,241	$ 8,690	$1.27
2001				
First	$ 19,827	$ 2,746	$ 1,250	$ .18
Second	17,408	3,040	1,379	.20
Third	26,902	6,225	2,137	.31
Fourth	54,941	12,948	1,520	.23
Total	$119,078	$24,959	$ 6,286	$ .92

During the fourth quarter of 2002, the Company recorded plant closing costs and changes in estimates related to plant closing activities of $580,000 and a reduction in costs of good sold of $4,079,000 resulting from the sale of products accounting for under the LIFO method which had been manufactured in the Company's U.S. manufacturing plants which were closed in 2002. (See Note N.)

In addition, the Company recorded a $1,677,000 pension cost charge during the fourth quarer of 2002 primarily related to the early retirement of long-term employees. (See Note H.)

independent auditors' report | NATIONAL PRESTO INDUSTRIES, INC. AND SUBSIDIARIES

Grant Thornton
GRANT THORNTON LLP

Stockholders and Board of Directors
National Presto Industries, Inc.

We have audited the accompanying consolidated balance sheets of National Presto Industries, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note A (12), the accompanying consolidated financial statements for the years ended December 31, 2001 and 2000, have been adjusted to present separately other comprehensive income and charges in other comprehensive income.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of National Presto Industries, Inc. and subsidiaries as of December 31, 2002 and 2001, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Grant Thornton LLP
Minneapolis, Minnesota
February 14, 2003

management's discussion I NATIONAL PRESTO INDUSTRIES, INC. AND SUBSIDIARIES

Item 303, Management's discussion and analysis of financial condition and results of operations.

Forward-looking statements in this Report are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. There are certain important factors that could cause results to differ materially from those anticipated by some of the statements made herein. Investors are cautioned that all forward-looking statements involve risks and uncertainty. In addition to the factors discussed herein and in the notes to consolidated financial statements, among the other factors that could cause actual results to differ materially are the following: consumer spending and debt levels; customer acceptance of or delays in the development of new products; interest rates; continuity of relationships with and purchases by major customers; product mix; the benefit and risk of business acquisitions; competitive pressure on sales and pricing; exchange rate fluctuations; changes in foreign import tariffs and monetary policies and other changes in the regulatory climate in the foreign countries in which National Presto Industries, Inc. buys or sells products; product liability, regulatory actions or other litigation, warranty claims or returns of products; increases in material or production cost which cannot be recouped in product pricing; the impact of closing certain U.S. production facilities; and the impact that terrorist activities may have on supplies and finished goods deliveries, consumer confidence, or the economy in general. Additional information concerning those and other factors is contained in the Company's Securities and Exchange Commission filings, including but not limited to the Form 10-K, copies of which are available from the Company without charge.

2002 COMPARED TO 2001

Readers are directed to Note O, "Business Segments" for data on the financial results of the Company's three business segments for the years ended December 31, 2002 and 2001.

During 2002, consolidated net sales increased $14,651,000 from $119,078,000 to $133,729,000, or 12%. The increase in net sales of the housewares/small appliance division of $4,768,000 largely reflects the positive impact of the expansion of 2001's regional TV advertising program on the Presto® Pizzazz® pizza oven to a national program in 2002. The defense products division (purchased at the end of February 2001) and the absorbent products division (purchased in mid-November 2001) combined to provide increased net sales of $9,883,000 during their first full year of operation.

Gross profit for 2002 increased $12,282,000 from $24,959,000 to $37,241,000. As a percentage of sales, gross margins were 28% in 2002 versus 21% in 2001. The gross profit percentage increase was primarily attributable to the housewares/small appliance division which recorded an increase of $10,691,000 from $23,153,000 in 2001 to $33,844,000 in 2002. As a percentage of sales, housewares/small appliance margins increased to 29% versus 2001's 21%. The gross margin dollar increase stemmed in largest part from the partial liquidation of the LIFO inventory reserve, as discussed in Notes B and N, and from increased sales volume while 2001 gross margin was negatively impacted by the write-down of inventory related to the plant closing in the amount of $880,000. The defense product division gross profit increased $1,199,000 reflecting greater unit sales, higher margin product sales mix improvement, and a full year of revenues. The absorbent products division's gross profit increase reflects a full year of operation versus approximately a month and a half of operation during 2001. The absorbent products division is continuing to establish a customer base and working on expanding its product offerings. There can be no assurance the segment will be successful in achieving these objectives.

Selling and general expenses increased $6,398,000. A national television advertising campaign for the Presto® Pizzazz® pizza oven accounted for approximately $5,000,000 of this increase. In addition, during the fourth quarter of 2002 the Company recorded a pension cost charge related to the Company's offer of early retirement to long-term employees in the amount of $1,677,000. (See Note H.)

Fiscal years 2002 and 2001 included charges of $4,585,000 and $7,653,000, respectively, related to closing the Company's manufacturing operations in Jackson, Mississippi, and Alamogordo, New Mexico. See Note N for plant closing discussion.

Other income, principally interest, decreased $3,258,000 from $8,377,000 to $5,119,000, in largest part due to decreased yields on financial instruments and in part due to a reduced average daily investment balance, $189,870,000 in 2002 versus $197,719,000 in 2001, stemming from the 2001 acquisitions.

Earnings before provision for income taxes increased $5,379,000 from $6,135,000 to $11,514,000. The provision for income taxes increased from a tax benefit of $151,000 to a provision of $2,824,000, which resulted in an effective income tax rate increase from a benefit of 2.5% to a tax rate of 24.5% as a result of increased earnings subject to tax. Net earnings increased $2,404,000 from $6,286,000 to $8,690,000, or 38%.

management's discussion | NATIONAL PRESTO INDUSTRIES, INC. AND SUBSIDIARIES

2001 COMPARED TO 2000

Net sales increased by $123,000 from $118,955,000 to $119,078,000, or .1%. This slight increase was primarily attributable to incremental sales of $6,999,000 associated with the 2001 AMTEC (defense products division) acquisition, offset by the shipment of fewer units of household/small appliances at reduced prices.

Gross profit for 2001 decreased $10,332,000 from $35,291,000 to $24,959,000, or 29% versus 21% as a percentage of net sales. Gross profit contribution by the defense segment was $1,767,000, or 25%. The reduction of gross profit percentage was primarily due to the reduced prices demanded by housewares/small appliance retailers and the inability to pass on the Company's increased manufacturing costs for these goods. It is not anticipated that product pricing will increase, and further decreases are possible. The decision to outsource housewares/small appliances (see Note N) is expected to ultimately decrease manufacturing costs. However, those decreases are not expected to be realized until at least 2003, given the need to continue domestic production at reduced rates (and hence reduced burden absorption) during 2002 while the new sources tool, manufacture, and ship product.

Selling and general expenses decreased $6,252,000 largely due to decreased advertising expenses. This decrease was primarily due to reduced television advertisement of the Presto® Pizzazz® pizza oven which was introduced in 2000. As a percentage of net sales, selling and general expenses decreased from 22% to 17%. Selling and general expense for defense was $520,000.

The fiscal 2001 fourth quarter includes a $7,653,000 charge related to closing the Company's manufacturing operations in Jackson, Mississippi, and Alamogordo, New Mexico, and transfering all production of Presto® brand housewares/small appliances to manufacturers in the Orient. See Note N.

Other income, principally interest, decreased $2,340,000 from $10,717,000 to $8,377,000. The average daily investment decreased from $209,736,000 to $197,719,000 primarily as a result of business acquisitions and the purchase of treasury stock.

Earnings before provision for income taxes decreased $13,193,000 from $19,328,000 to $6,135,000. The provision for income taxes decreased from $4,170,000 to a benefit of $151,000, which resulted in an effective income tax rate decrease from 22% to a tax benefit of 3%, as a result of decreased earnings subject to tax. Net earnings decreased $8,872,000 from $15,158,000 to $6,286,000, or 59%.

LIQUIDITY AND CAPITAL RESOURCES

Cash provided by operating activities was $25,517,000 during 2002 compared to cash used of $6,042,000 in the comparable period in the prior year. The principle factors behind the increased cash provided are the changes in the components of working capital listed in the statement of cash flows under the line, "Cash Flows from Operating Activities." It is expected that the remaining portions of raw material, work in process, and finished goods inventory, which were part of the Manufactured LIFO Reserve, will be largely liquidated during 2003. As a result, most of the remaining $5,700,000 of LIFO reserve associated with the Manufactured LIFO Reserve will flow through earnings as a reduction in cost of sales in 2003 as these inventories are sold. Cash flows from investing activities were $11,536,000, principally flowing from the sale or maturity of marketable securities. The Company invested in new tooling for the housewares/small appliance division and expanded facilities for the defense products division which accounted for the majority of the $3,408,000 expended for additions to property, plant, and equipment. Financing activity cash flows consisted of a dividend payment of $6,290,000 and the purchase of treasury stock of $3,000. As a result of the foregoing factors, cash and cash equivalents rose by $30,760,000 to $114,637,000.

Working capital increased by $1,088,000 to $209,361,000 at December 31, 2002. The Company's current ratio was 5.0 to 1.0 at December 31, 2002, compared to 5.4 to 1.0 at the end of fiscal 2001. The increase in working capital is primarily due to the liquidation of a portion of the Company's LIFO inventory reserve. The current year earnings more than offset the dividend paid, and the increase in accounts payable and accrued liabilities were partially offset by reduced accounts receivable.

The Company expects to continue to evaluate acquisition opportunities that align with its business segments and will make further acquisitions or capital investments in these segments if the appropriate return on investment is projected.

The Company has substantial liquidity in the form of cash and marketable securities to meet all of its anticipated capital requirements, to make dividend payments, and to fund growth through acquisitions and other means. The slow and steady declines in interest rate yield for tax exempt and other debt securities over the past several years has resulted in reduced levels of interest income for the Company. There can be no assurance when, or if, interest rate yields will return to more historically normal levels. The Company intends to continue its investment strategy of safety and relative near-term liquidity throughout its investment holdings. As a result of this strategy, interest rate yields are not expected to improve, and could continue to decline, during 2003. Interest rate yields are a function of national and international monetary policies and the growth of U.S. and world economies and are not controllable by the Company. As of December 31, 2002, there were no material capital commitments outstanding. No major capital expansion projects are currently planned for 2003.

In connection with the Company's plant closing activity during 2003, the Company could incur additional losses upon the disposition of property, plant, and equipment associated with the operations being closed. In addition, the Company may have underestimated its plant closing costs that could result in additional expenses during 2003. The Company is not aware of any such costs; however, plant closing activities of this nature are unique and infrequent for the Company, therefore, these activities possess inherent risk that errors in the estimation process could occur. Subject to the foregoing estimation risk, no major plant closing related expenses are expected in 2003.

NEW ACCOUNTING PRONOUNCEMENTS

Please refer to Note A (13) for information related to the future effect of adopting new accounting pronouncements on the Company's consolidated financial statements.

Item 305. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's interest income on cash equivalents and marketable securities is affected by changes in interest rates in the United States. Cash equivalents include money market funds and 7-day variable rate demand notes which are highly liquid instruments with interest rates set every 7 days that can be tendered to the remarketer upon 7 days notice for payment of principal and accrued interest amounts. The 7-day tender feature of these variable rate demand notes are further supported by an irrevocable letter of credit from highly rated U.S. banks. To the extent a bond is not remarketed at par plus accrued interest, the difference is drawn from the bank's letter of credit. The Company's investments are held primarily in fixed and variable rate municipal bonds with an average life of less than one year. Accordingly, changes in interest rates have not had a material affect on the Company, and the Company does not anticipate that future exposure to interest rate market risk will be material. The Company uses sensitivity analysis to determine its exposure to changes in interest rates.

The Company has no history of, and does not anticipate in the future, investing in derivative financial instruments. Most transactions with international customers are entered into in U.S. dollars, precluding the need for foreign currency cash flow hedges. Any transactions that are currently entered into for settlement in foreign currency are not deemed material to the financial statements.

Item 307. CONTROLS AND PROCEDURES

The Company's management, including the Chief Executive Officer and Chief Financial Officer, have conducted an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a–15 under the Securities Exchange Act of 1934 (the 1934 Act) within 90 days prior to the filing date of this annual report. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in ensuring that information required to be disclosed by the Company in the reports it files or submits under the 1934 Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms.

There have been no significant changes in internal controls, or in other factors that could significantly affect internal controls, subsequent to the date the Chief Executive Officer and Chief Financial Officer completed their evaluation.

selected financial data | NATIONAL PRESTO INDUSTRIES, INC. AND SUBSIDIARIES

(In thousands except per share data)

YEARS ENDING DECEMBER 31,	2002	2001	2000	1999	1998
Net sales	$133,729	$119,078	$118,955	$115,891	$108,065
Net earnings	8,690*	6,286*	15,158	20,822	19,733
Net earnings per common and commom equivalent share	1.27*	.92*	2.16	2.84	2.68
Total assets	289,994	284,076	288,530	298,647	294,909
Dividends paid per common share applicable to current year	.92	2.00	2.10	2.00	2.00

**2002 includes $2,843,000—$.42 per share versus 2001's $4,771,000—$.70 per share for after-tax expenses relating to plant closings. 2002 earnings also reflect a $1,040,000 or $.15 per share after-tax charge primarily related to the early retirement of long-term employees. The 2002 expenses were largely offset ($3,259,000 or $.48 per share after-tax) by the partial reversal of the LIFO reserve stemming from the shutdown of the domestic manufacturing plants.*

summary of statistics

58th Consecutive Dividend Year

(In thousands except per share data)

				PER SHARE			
YEAR ENDED DEC. 31	NET SALES	NET EARNINGS	WEIGHTED AVERAGE COMMON AND COMMON EQUIVALENT SHARES OUTSTANDING	NET EARNINGS	CASH DIVIDENDS PAID REGULAR	CASH DIVIDENDS PAID EXTRA	STOCKHOLDERS' EQUITY
2002	$133,729	$8,690*	6,840	$1.27*	$ .92	$ –	$34.83
2001	119,078	6,286*	6,857	.92*	2.00	–	34.47
2000	118,955	15,158	7,015	2.16	2.00	.10	34.92
1999	115,891	20,822	7,344	2.84	2.00	–	34.71
1998	108,065	19,733	7,358	2.68	2.00	–	34.60

**2002 includes $2,843,000—$.42 per share versus 2001's $4,771,000—$.70 per share for after-tax expenses relating to plant closings. 2002 earnings also reflect a $1,040,000 or $.15 per share after-tax charge primarily related to the early retirement of long-term employees. The 2002 expenses were largely offset ($3,259,000 or $.48 per share after-tax) by the partial reversal of the LIFO reserve stemming from the shutdown of the domestic manufacturing plants.*

record of dividends paid and market price of common stock

	2002 FISCAL YEAR			2001 FISCAL YEAR		
	DIVIDENDS PAID PER SHARE	MARKET PRICE HIGH	MARKET PRICE LOW	DIVIDENDS PAID PER SHARE	MARKET PRICE HIGH	MARKET PRICE LOW
First Quarter	$ .92	$29.06	$26.80	$2.00	$34.30	$29.60
Second Quarter	–	34.50	28.75	–	30.40	26.30
Third Quarter	–	32.00	27.25	–	29.97	25.80
Fourth Quarter	–	32.00	27.00	–	29.10	26.42
Full Year	$ .92	$34.50	$26.80	$2.00	$34.30	$25.80

shareholder information | NATIONAL PRESTO INDUSTRIES, INC.

Corporate Headquarters

National Presto Industries, Inc.
3925 North Hastings Way
Eau Claire, Wisconsin 54703

Telephone: (715) 839-2121

Website: www.GoPresto.com

Common Stock

Ticker Symbol: NPK
Common stock of National Presto Industries, Inc. is traded on the New York Stock Exchange.

Transfer Agent and Registrar

Computershare Investor Services
Chicago, Illinois
(312) 588-4222

Annual Meeting of Shareholders

May 20, 2003, at 2:00 P.M.
Corporate Headquarters
3925 North Hastings Way
Eau Claire, Wisconsin 54703

As of December 31, 2002, there were 630 stockholders.

Annual Report on Form 10-K and Shareholder Inquiries

For general information about the Company and to request copies of the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission, telephone (715) 839-2119.

board of directors

(in alphabetical order)

James F. Bartl
Executive Vice President,
Secretary

Richard N. Cardozo
Professor, Carlson School of Management
University of Minnesota

Maryjo Cohen
Chair of the Board,
President,
Chief Executive Officer

Melvin S. Cohen
Chairman Emeritus

Michael J. O'Meara
Chairman of the Board
Peoples National Bank
Eau Claire, Wisconsin

Patrick J. Quinn
Chairman and President
Ayres Associates
Eau Claire, Wisconsin

officers and principal executives

Maryjo Cohen
Chair of the Board,
President,
Chief Executive Officer

James F. Bartl
Executive Vice President,
Secretary

Richard F. Anderl
Vice President, Engineering

Neil L. Brown
Vice President, Manufacturing

Donald E. Hoeschen
Vice President, Sales

Larry R. Hoepner
Vice President, Purchasing

Randy F. Lieble
Chief Financial Officer,
Treasurer

National Presto Industries, Inc.
Eau Claire, Wisconsin 54703
An Equal Opportunity Employer

Address Service Requested

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Eau Claire, Wis.

NATIONAL PRESTO INDUSTRIES, INC.
3925 North Hastings Way | Eau Claire, Wisconsin 54703